Exhibit 99.2

TARUS THERAPEUTICS, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Unaudited Financial Statements
Statement of Financial Position as of March 31, 2022	1
Statements of Comprehensive Loss for the Three Months Ended March 31, 2022 and 2021	2
Statements of Cash Flows for the Three Months Ended March 31, 2022 and 2021	3
Notes to the Financial Statements	4

TARUS THERAPEUTICS, INC.

Statement of Financial Position

(U.S. Dollars)

(Unaudited)

	Notes	March 31, 2022

Assets

Current assets
Cash	B	$695,167
Restricted cash	B	53,750
Total current assets		748,917

Total assets		$748,917

Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable		$479,026
Accrued expenses		1,299,323
Note payable	C, F	2,000,000
Total current liabilities		3,778,349

Non-current liabilities
Convertible notes payable (including accrued interest), net of debt issuance costs of $52,143	H	703,652
Total non-current liabilities		703,652
Total liabilities		4,482,001

Commitments and Contingencies

Stockholders’ Deficit
Common stock	D	62
Additional paid-in capital		8,467,008
Accumulated deficit		(12,200,154)
Total stockholders’ deficit		(3,733,084)

Total liabilities and stockholders’ deficit		$748,917

See accompanying notes to financial statements.

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TARUS THERAPEUTICS, INC.

Statements of Comprehensive Loss

(U.S. Dollars)

(Unaudited)

	Notes	Three months ended March 31,
		2022	2021
Expenses
General and administrative expenses		$469,846	$1,197,788
Research and development expenses		78,118	119,435
Loss from operations		(547,964)	(1,317,223)

Other expense
Interest expense	F	(43,073)	(113,570)

Loss before provision for income taxes		(591,037)	(1,430,793)

Income tax benefit		–	–

Net loss		$(591,037)	$(1,430,793)

See accompanying notes to financial statements.

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TARUS THERAPEUTICS, INC.

Statements of Cash Flows

(U.S. Dollars)

(Unaudited)

	Notes	Three Months Ended March 31,
		2022	2021
Cash flows from operating activities:
Net loss for the period		$(591,037)	$(1,430,793)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	D	82,346	1,026,992
Amortization of debt issuance costs	F, H	7,857	–
Interest expense	F	35,216	26,250
Amortization of debt discount		–	87,320
Change in operating assets and liabilities:
Accounts payable and accrued expenses		213,283	17,469

Net cash used in operating activities		(252,335)	(272,762)

Cash flows from financing activities:
Proceeds from the issuance of convertible notes payable	H	750,000	–
Debt issuance costs	H	(60,000)	–
Cash paid for interest	F	(26,250)	(26,250)
Proceeds from the issuance of common stock, net		–	983,268

Net cash provided by financing activities		663,750	957,018

Net increase in cash and restricted cash		411,415	684,256

Cash and restricted cash at beginning of period		337,502	724,793

Cash and restricted cash at end of period	B	$748,917	$1,409,049

See accompanying notes to financial statements.

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TARUS THERAPEUTICS, INC.

Notes to the Financial Statements

March 31, 2022 and 2021

NOTE A - NATURE OF OPERATIONS

Nature of Operations

Tarus Therapeutics, Inc. (the "Company") was incorporated in the state of Delaware on January 2, 2019. The Company is a privately held biotechnology Company focused on treatment of resistant cancers. The Company’s mailing address is 6A Cove Lane N, North Bergen, NJ 07047. It has no physical office at this time.

These financial statements were authorized for issue by the Board of Directors on October 12, 2022.

Liquidity

The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company’s current technology.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred losses since inception and has funded its operations primarily through the sale of common stock and the issuance of a note payable. On March 31, 2022, the Company had stockholders’ deficit of approximately $3.7 million, borrowings outstanding, not including accrued interest, of approximately $2.7 million and a working capital deficit of approximately $3.0 million.

For each of the three months ended March 31, 2022 and 2021, the Company had net cash outflows from operations of approximately $0.3 million. Management believes that losses and negative cash flow will continue for at least the next year, from the date these financial statements are being issued. If the Company is unable to obtain sufficient cash resources to fund its operations and repay its notes payable, it may be forced to reduce or discontinue its operations. These conditions raise significant doubt as to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on its ability to raise additional capital to fund its business activities, including its research and development program (see Note I(a), “Events After the Balance Sheet Date – Merger Agreement”).

COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was identified and has subsequently spread to other regions of the world, and has resulted in increased travel restrictions, business disruptions and emergency quarantine measures across the world including the United States. These disruptions did not have an effect on the Company's business plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with IAS 34, “Interim Financial Statements.” The financial statements have been prepared on a historical cost basis and are presented in U.S. Dollars.

These financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the periods. The estimates affecting the financial statements that are particularly significant include the share-based compensation. Actual results could differ from those estimates.

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TARUS THERAPEUTICS, INC.

Notes to the Financial Statements

March 31, 2022 and 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk

The Company periodically monitors its positions with, and the credit quality of the financial institutions with which it invests. Periodically, throughout the years, and as of March 31, 2022, the Company has maintained balances in excess of federally insured limits. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of and during the three months ended March 31, 2022 and 2021.

Cash and Restricted Cash

Amounts included in restricted cash represent those required to be set aside to make interest payments on the outstanding note payable. The following table presents cash and restricted cash reported on the statement of financial position as of March 31, 2022 and the sums presented on the statements of cash flows as of March 31, 2022 and 2021:

	As of March 31,
	2022	2021

Cash	$695,167	$1,312,896
Restricted cash	53,750	96,153
Total as presented in the statements of cash flows	$748,917	$1,409,049

Research and Development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are expensed as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically, and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually. Research and development expenses include all direct and indirect operating expenses supporting the products in development. For the three months ended March 31, 2022 and 2021, all research and development expenditures were categorized as research and expensed in the period incurred. See Note F, “Commitments and Contingencies – License Agreement” for a further discussion.

Deferred Finance Costs

Costs incurred with obtaining and executing debt arrangements are capitalized and amortized over the term of the related debt. Unamortized deferred costs are presented in the balance sheet as an offset to the associated debt.

Income Taxes

The Company recorded no income tax expense for the three months ended March 31, 2022 and 2021 because the estimated annual effective tax rate was zero. As of March 31, 2022, the Company continued to provide a valuation allowance against its net deferred assets since the Company believes it is more likely than not that the deferred tax assets will not be realized.

Share-Based Compensation

The Company calculates share-based compensation expense for option awards based on the grant/issue date fair value using the Black-Scholes-Merton option pricing model (“Black-Sholes Model”) and recognize the expense on a straight-line basis over the vesting period. The Company accounts for forfeitures as they occur. The Black-Scholes Model requires the use of a number of assumptions including volatility of the stock price, the weighted average risk-free interest rate, and the vesting period of the Share-based Award in determining the fair value of Share-based Awards. Although the Company believes the assumptions used to calculate share-based compensation expense are reasonable, these assumptions can involve complex judgments about future events, which are open to interpretation and inherent uncertainty. In addition, significant changes to the assumptions could significantly impact the amount of expense recorded in a given period.

The Company recognizes restricted stock unit expense over the period of vesting or period that services will be provided. Compensation associated with shares of Common Stock issued or to be issued to consultants and other non-employees is recognized over the expected service period beginning on the measurement date, which is generally the time the Company and the service provider enter into a commitment whereby the Company agrees to grant shares in exchange for the services to be provided.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical data regarding the volatility of a publicly traded set of peer companies. The expected term of stock options granted to nonemployees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Recent Accounting Pronouncements

New IFRS standards and interpretations or changes to existing standards with future effective dates are either not applicable or not expected to have a significant impact on the financial statements of the Company.

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TARUS THERAPEUTICS, INC.

Notes to the Financial Statements

March 31, 2022 and 2021

NOTE C - NOTE PAYABLE

The Company entered into a loan agreement on February 4, 2020 with a financial institution for a $2,000,000 promissory note bearing interest at a floating rate of 2% plus the U.S. Prime Rate, as published in The Wall Street Journal. The average daily interest rate charged to the Company was 5.25% during the three months ended March 31, 2021 and 5.25% to March 17, 2022, when it increased to 5.62%. In connection with obtaining the note, the Company incurred costs of $30,000, issued 157,332 shares of common stock and 304,858 warrants to purchase common stock to the guarantors of the note, and issued 53,802 warrants to the holder of the note. $813,995 was recorded as a debt discount, which was fully amortized at December 31, 2021. The note was secured by all of the Company's assets and was guaranteed by several members of management. The note was originally due September 1, 2021 subject to a Company option to extend the term for one additional six-month period to March 1, 2022 for a fee of $10,000, which was exercised. The Company then extended the maturity date of the loan to September 1, 2022. From the initial draw on this facility, $202,500 was held as interest reserve by the Company. As of March 31, 2022, the total amount of the note outstanding, net of the interest reserve, was $2.0 million (see Note I(c), “Events After the Balance Sheet Date – Note Payable”). Interest expense of $26,250 and $113,570 (including amortization of related debt discount of $87,320) was recognized for the three months ended March 31, 2022 and 2021, respectively.

NOTE D - STOCKHOLDERS' DEFICIT

Common Stock

(a) Authorized common shares: 10,000,000 common shares with par value of $0.00001 per share.

(b) Following is a roll-forward of ordinary shares as of March 31, 2022:

	As of March 31, 2022
	Shares	Amount

Balance, January 1, 2022	6,026,989	$61
Shares issued for services (1)	59,577	1
Balance, March 31, 2022	6,086,566	$62

(1)	59,577 shares with an aggregate fair value of $160,085 were issued to four individuals for certain advisory and research and development services during the three months ended March 31, 2022.

See Note I(a), “Events After the Balance Sheet Date – Merger Agreement” for a further discussion.

Equity Incentive Plan

On July 23, 2020, the Company established the 2020 Equity Incentive Plan (the "Plan"). The number of shares available for grant or option under the Plan shall not exceed 1,415,768 shares. The shares or options granted under this Plan may be either authorized but unissued or reacquired shares. Awards under the Plan may consist of (i) options, (ii) stock awards and (iii) restricted stock. As of March 31, 2022, there were no stock awards granted and a total of 245,448 shares of restricted stock and 1,170,320 options were granted under the Plan.

The Plan may grant restricted stock to eligible persons which entitle the participants to receive the shares underlying those awards upon vesting or upon the expiration of a designated time period following the vesting of those awards. Restricted stock may, in the discretion of the Plan Administrator, vest in one or more installments over the participant's period of service or upon the attainment of specified performance objectives. Outstanding restricted stock shall automatically terminate, and no shares of common stock shall be issued in satisfaction of those awards, if the performance goals or service requirements established for those awards are not attained or satisfied. The Plan Administrator shall have the discretionary authority to issue vested shares of common stock under one or more outstanding awards of restricted stock as to which the designated performance goals or service requirements have not been attained or satisfied.

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TARUS THERAPEUTICS, INC.

Notes to the Financial Statements

March 31, 2022 and 2021

NOTE D - STOCKHOLDERS' DEFICIT (continued)

Options

The following is a summary of the Company's option activity (see Note I(e), “Events After the Balance Sheet Date – Stock Options”):

		Weighted	Weighted
		Average	Average
	Options	Exercise Price	Life

Outstanding, January 1, 2021	1,170,320	$3.21	0.70
Outstanding, March 31, 2022	1,170,320	$3.21	0.45

The Company recognized share-based compensation expense of $82,346 and $1,026,992 for the three months ended March 31, 2022 and 2021, respectively. The expense was included in general and administrative expenses in the respective statements of comprehensive loss included herein.

Warrants

As of March 31, 2022, the Company had warrants outstanding to purchase an aggregate of 358,660 shares of Common Stock with a weighted-average contractual remaining life of approximately 8.9 years, and an exercise price of $2.79 per share. As of March 31, 2022, no warrants have been exercised (see Note I(b), “Events After the Balance Sheet Date – Warrant Exercises”).

The following is a summary of the Company's warrant activity:

	Shares Upon
	Exercise
	of Warrants	Exercise Price

Outstanding, January 1, 2022	358,660	$2.79
Outstanding, March 31, 2022	358,660	$2.79

Restricted Stock Awards

From inception through March 31, 2022, the Company granted 524,278 shares of restricted stock to board members and others, which were fully vested at the dates of grant. Of such shares, 157,332 shares with an estimated fair value of $379,169 were issued in connection with obtaining the Company's note payable and were recorded as a debt discount. 61,921 shares of restricted stock originally granted were forfeited and the balance of 462,357 shares of restricted stock granted are included in common shares issued and outstanding at March 31, 2022.

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TARUS THERAPEUTICS, INC.

Notes to the Financial Statements

March 31, 2022 and 2021

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company utilizes third party contractors to conduct some of its clinical activities. Such commitments are generally cancellable upon short-term notice.

License Agreement

On October 29, 2019, the Company entered into an exclusive license agreement, or the License Agreement, with Impetis Biosciences Limited ("Impetis"), to grant the Company an exclusive worldwide license to develop and commercialize adenosine receptor antagonists and related assets. The Company's current Chief Science Officer is the former managing director and CEO of Impetis. The License Agreement provides that the Company pay Impetis a total of $1.75 million in connection with the execution of the License Agreement.

At any time, during the twelve-month period ending November 20, 2020, the Company had the option to obtain an exclusive sublicensable worldwide license to develop or commercialize all of the option assets under the same terms as the license agreement, for a total exercise price of $750,000. The Company exercised the option in 2020.

Under the terms of the License Agreement, the Company is required to reasonably use efforts to achieve certain delineated milestones, including specified clinical development and specified commercialization milestones. In general, upon its achievement of these milestones, the Company will be obligated, in the case of development and commercialization milestones, to make milestone payments to Impetis in specified amounts and, in the case of commercialization milestones, to specified royalties with respect to product sales. In the event the Company fails to make timely payments, payments shall accrue interest at a per annum rate of 1% above monthly LIBOR.

During 2021, the Company achieved two milestones and is obligated to pay Impetis an aggregate amount of $1.0 million. Such amount is included in accrued liabilities at March 31, 2022. See Note I(d), “Events After the Balance Sheet Date – Impetis Payment” for a further discussion.

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TARUS THERAPEUTICS, INC.

Notes to the Financial Statements

March 31, 2022 and 2021

NOTE F - INTEREST EXPENSE

Interest expense was comprised of the following amounts:

	Three Months Ended March 31,
	2022	2021

Interest on note payable	$26,250	$26,250
Debt issuance costs – Convertible Notes payable (1)	7,857	–
Interest on Convertible Notes (1)	5,794	–
Interest on outstanding milestone payments	3,172	–
Amortization of debt discount	–	87,320
Total interest expense	$43,073	$113,570

(1) These costs are related to the Convertible Notes payable discussed in Note H, “Convertible Notes.”

NOTE G - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's Chief Scientific Officer was the former Co-founder and Chief Scientific Officer of Advinus Therapeutics Ltd. during the period of 2015 through 2017. Advinus Therapeutics Ltd. is a wholly-owned subsidiary of Euronfins Advinus. The Company paid Eurofins Advinus approximately $2,500 and $100,000 during the three months ended March 31, 2022 and 2021, respectively, related to research and development expenses. In addition, and prior to the Officer's employment with the Company, the individual served as a Director for Impetis Biosciences Limited, which was owned by the Tata group.

NOTE H - CONVERTIBLE NOTES

During February 2022, the Company issued $750,000 aggregate principal amount of convertible notes (the “Convertible Notes”) originally scheduled to mature in February 2024. The Convertible Notes carried an interest rate of 6% and contain a mandatory conversion feature of which the outstanding principal and unpaid accrued interest would be converted into conversion shares, in the event of a reverse merger or related financing transaction that occurs prior to maturity based on a formula. At maturity, the outstanding principal and unpaid accrued interest of each note would be automatically converted into conversion shares. See Note I(f), “Events After the Balance Sheet Date – Convertible Notes”. The Company incurred $60,000 of expenses associated with this issuance, which was recorded as debt issuance costs. The Company recorded amortization of debt issuance costs of $7,857 in the three months ended March 31, 2022, which was included in interest expense in the statement of comprehensive loss. No such amount was recorded in the prior year period. The Company had $52,143 of unamortized debt issuance costs, which is offset against Convertible Notes payable (including accrued interest) on the accompanying balance sheet.

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TARUS THERAPEUTICS, INC.

Notes to the Financial Statements

March 31, 2022 and 2021

NOTE I - EVENTS AFTER THE BALANCE SHEET DATE

(a)	Merger Agreement

On July 1, 2022, the Company and Portage Biotech Inc. (the “Buyer” or “Portage”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into a wholly-owned subsidiary of the Buyer with the surviving entity renamed Tarus Therapeutics, LLC. The Tarus merger entitles the Buyer to the rights, know-how and/or ownership related to the assets developed by Tarus (the “Adenosine Compounds”), including:

1.	All rights and obligations related to the License Agreement between the Company and Impetis Biosciences Limited, dated October 29, 2019, and the Call Option under the License Agreement, which was exercised on November 5, 2020.

2.	All intellectual property and related documents owned or controlled by the Company, including issued or pending patents, patent applications and trade secrets. Additionally, any draft submissions and/or correspondence with patent authorities.

3.	All documents and supplies related to Adenosine Compounds including inventory, reagents, data, assays, reports, vendor agreements and other information related to the preclinical development.

4.	All clinical supplies, manufacturing know-how, batch records, regulatory documents pertaining to the Adenosine Compounds, certain reservations for manufacturing campaigns and any related agreements.

5.	All regulatory documents and correspondence pertaining to the Adenosine Compounds.

6.	All CRO agreements and protocol related documents for Adenosine Compounds.

7.	All current documents related to market research, forecasting, budgets and competitive intelligence.

8.	Rights to the use of Tarus Therapeutics name for regulatory purposes.

As consideration for the Company, Portage issued to the Company’s shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18M divided by the 60-day Volume Weighted Average Price per share in exchange for the 6,704,343 outstanding shares of the Company. The shares are unregistered and subject to lock-ups for terms ranging from six to twelve months. Additionally, milestone payments of up to $32 million in cash or Portage ordinary shares would be triggered upon achievement of future development and sales milestones. As a result of the transaction:

•	Portage also assumed $2M short-term debt held by the Company and deferred license milestones obligations ($1M plus interest). The short-term debt was repaid by Portage in July 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial, Portage will pay an additional one-time milestone payment of $15M. Payment will be in the form of cash or PRTG stock (at the discretion of Portage). The remaining $17 million milestone is based on targeted commercial sales.

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TARUS THERAPEUTICS, INC.

Notes to the Financial Statements

March 31, 2022 and 2021

NOTE I - EVENTS AFTER THE BALANCE SHEET DATE (continued)

(b)	Warrant Exercises

In May 2022, warrant holders exercised 170,051 warrants for proceeds totaling of $474,442. In July 2022, 188,609 warrants expired unexercised.

(c)	Note Payable

The $2,000,000 note payable, plus accrued interest and early payment penalty totaling $33,216, was repaid on July 1, 2022 by Portage.

(d)	Impetis Payment

The $1,000,000 milestone payment, plus interest, was repaid in August 2022 by Portage.

(e)	Stock Options

In June 2022, 10,000 options to purchase common stock were exercised and an additional 299,606 options were exercised on a net basis (29,553 net shares), resulting in total shares issued pursuant to stock options exercises aggregating 39,553 shares. In connection with the merger with Portage, 860,714 options to purchase common stock expired unexercised.

(f)	Convertible Notes

The Convertible Notes, plus accrued unpaid interest of $17,100, were converted to 408,166 conversion shares in June 2022.

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